SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange
Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities
Exchange Act of 1934.
Commission File Number	333-51224-01

NISSAN AUTO RECEIVABLES 2002-A OWNER TRUST
(Exact name of registrant as specified in its charter)

990 West 190th Street, Torrance, California 90502, (310) 719-8583
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

1.84375% Asset Backed Notes, Class A-1; 2.67000% Asset Backed Notes, Class A-2;
3.58000% Asset Backed Notes, Class A-3; 4.28000% Asset Backed Notes, Class A-4
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty
to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ ]	Rule 12-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b )(2)(ii)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 15d-6	[ X ]
Rule 12h-3(b)(1)(i)	[ ]

Approximate number of holders of record as of the certification or notice date: 99*

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
NISSAN AUTO RECEIVABLES 2002-A OWNER TRUST (REGISTRANT)
	By:	Wilmington Trust Company, not in its individual capacity, but solely as Owner Trustee
Dated: May 17, 2002	By:	/s/______________________________
	Name:	Charlotte Paglia
	Title:	Senior Financial Services Officer

* Includes each participant in The Depository Trust Company ("DTC") holding an indirect interest in the securities held of record as of such date by Cede & Co. as nominee for DTC.